

10030229

AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 5 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- ~~66551~~ 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. Phillips Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3555 NW 58th Street, Ste 600
(No. and Street)

Oklahoma City (City) | Oklahoma (State) | 73112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thompson S. Phillips, Jr. — 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street (Address) | Oklahoma City (City) | Oklahoma (State) | 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/27

OATH OR AFFIRMATION

I, Thompson S. Phillips Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc. , as of December 31 , 2009 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY SEAL PUBLIC
RITA OLIVER
Notary Public
State of Oklahoma
Commission # 01012272 Expires 07/23/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.S. Phillips Investments, Inc.
Statement of Financial Condition
As of December 31, 2009

Assets

Cash in Bank and Brokerage	$ 252,050
Deposits with clearing organizations and others (cash)	509
Receivables from broker-dealers and others	79,751
Investments-at market	9,132
Prepaid Insurance	32,039
Deferred tax asset	5,799
Furniture and equipment at cost, less accumulated depreciation of $ 44,859	7,903
TOTAL ASSETS	$ 387,183

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$ 157,553
Commitments	-
Stockholder's Equity	
Common stock, $.10 par value, authorized 100,000 shares, 10,000 shares issued.	1,000
Additional paid in capital	175,000
Retained earnings	53,630
Total Stockholder's Equity	229,630
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 387,183

The accompanying notes are an integral part of this financial statement.